

04024691

FILE No. 82-2418
Rule 12g3-2 (b)

RECEIVED
2004 APR 30 A 8:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

WPN RESOURCES LTD.

TSX-V Symbol: WPR
Corporate Office: #1500 - 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3E8
Tel : 1-604-669-2099
Fax: 1-604-943-3716

SUPPL

Date: April 29, 2004 **NEWS RELEASE**

WPN Closes Private Placement and Announces Proposed Name Change to Grove Energy Limited

Vancouver, Canada...WPN Resources Limited (TSX-V: WPR) is pleased to announce the closing of a brokered private placement for 9,091,667 Units to raise a total of C$2,727,500.10. Each Unit consists of one common share and one non-transferable share purchase warrant. The warrant entitles the holder to subscribe for one additional share at C$0.40 per share any time 2 years from the date of closing. Upon closing, the Company will have 39,995,478 shares on issue and approximately C$3,200,000 in cash. The shares forming part of the unit and any shares acquired on exercise of the warrants are subject to a hold period, which expires August 29, 2004.

Pursuant to the terms of the Standby Convertible Loan Agreement entered into in 2003, the Company has given notice to the Lender that it intends to draw down C$250,000 under this Agreement.

At the Company's Annual General Meeting held on March 30, 2004, shareholders approved a name change to **GROVE ENERGY LIMITED**. The Company is currently complying with regulatory requirements and approvals and expects the name change to be effective mid May 2004.

The proceeds from the placement and draw down under the Standby Convertible Loan will be used for the advance of the Company's oil and gas concessions in Europe; the assessment of new projects and for general working capital.

WPN RESOURCES LTD.

Per "Glenn Whiddon"
GLENN R. WHIDDON, President

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in those statements.

FILE No. 82-2418
Rule 12g3-2 (b)

The TSX Venture Exchange neither approves nor disapproves of the information contained herein.

For further information please contact:
Glenn Whiddon, President
Suite 1500 – 885 West Georgia Street
Vancouver, BC V6C 3E8
Phone: 604 669 2099
Fax: 604 943 3716
E-Mail: office@wpnresources.com